Contact

www.linkedin.com/in/rpchristensen (LinkedIn)

Top Skills

SQL Server Integration Services (SSIS)

Microsoft Power BI

Business Analytics

Certifications

Microsoft Certified: Azure Fundamentals

Microsoft Certified: Power BI Data Analyst Associate

Python 3 Programming Specialization

Ryan Christensen, MBA

Solution Architect • AI Integrator • Data & Analytics
Bellingham, Washington, United States

Summary

Experienced data and GenAI architect focused on aligning business goals with practical technical solutions that deliver long term strategic value. I evaluate and prioritize initiatives based on expected ROI, then design, build, and implement data and analytics systems end to end. My background spans healthcare, manufacturing, clinical trial regulatory compliance, and digital publishing. I'm also passionate about building and leading healthy, effective teams that deliver high quality work.AREAS OF EXPERTISE Generative AI • Data Transformation • Database design • Systems Thinking • Report Design • Data Governance • Data Modeling • Requirements Analysis • Project Management • Data Validation • Microsoft Data Technologies • Agile Methodologies • Business Intelligence • Technical Documentation • Product Branding • Startup Leadership and Financing • Dimensional Modeling

Experience

Datalation.org

Founding Partner & Principal Solution Architect
August 2024 - Present (1 year 9 months)
Bellingham, WA

Datalation designs and delivers data, analytics, and generative AI solutions that help organizations turn information into measurable outcomes—quickly, responsibly, and with an architecture that scales. We partner with teams to choose the right approach for the right problem, balancing innovation with proven patterns so your data work stays reliable in production.

Our work spans end-to-end analytics solutions: ETL and data processing, Azure-based data platforms, semantic modeling, and Power BI reporting.
On the GenAI side, we provide practical guidance—from feasibility analysis and use-case prioritization to solution design for RAG (retrieval-augmented generation), enterprise search, and large-scale recommendation systems.

We also support organizations that prefer open-source building blocks and local language models, helping evaluate tradeoffs across cost, privacy, latency, and governance. The result: a clear adoption path for analytics and GenAI that fits your environment, your data, and your goals—so you can become truly elated with your data.

SPIE
Business Intelligence Engineer
November 2016 - August 2024 (7 years 10 months)

BioClinica
Programmer / Analyst
June 2014 - November 2016 (2 years 6 months)
Bellingham, Washington

Blueprint Clinical
CTO
January 2013 - June 2014 (1 year 6 months)
Bellingham, WA

Oversaw technical strategic and tactical planning of startup company. Completed three major releases before successful exit inside of 18 months. Company and product purchased by bioclinica.

Logos
Data Warehouse Architect
May 2012 - January 2013 (9 months)

Peacehealth
Microsoft BI Developer
August 2004 - June 2012 (7 years 11 months)

Accu-med
Database developer
May 2001 - August 2004 (3 years 4 months)

Georgia Pacific
DBA
June 1999 - May 2001 (2 years)

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Education

Western Washington University

Master of Business Administration - MBA, Business Administration and Management, General, MBA, Business Administration and Management, General · (June 2020 - June 2022)

Montana State University-Bozeman

Film/Cinema/Video Studies

Western Washington University

Computer Science